[LOGO OMITTED]   SECURITY PROPERTIES INC


Mr. Daniel Gordon
Unites States Security and Exchange Commission
Mail Stop 4561
Washington, D.C.  20549

Re Urban Improvement Fund Limited - 1974


Dear Mr. Gordon:

In response to your letter dated March 16, 2007, we provide you with the following responses:

Question 1:

We have received revised audit reports for Community Apartments to include the reference to the standards of the PCAOB. Our principal auditor, Carter & Company, LLC is scheduled to visit the CPA offices of the auditors of Met Paca II, Southern Boulevard II and Norway House during the week of July 9th to perform the necessary procedures to accept their work. Once they have completed the procedures, they will revise their opinion and we will file an amended 10-K for 2005.

Question 2:

As stated in the answer to question 1, Carter & Company, LLC is going to perform the procedures necessary to accept the work of the auditors of Norway House. Therefore, this calculation is not necessary.

Question 3:

Almost 100% of the amortization is from recent refinancings which are amortized over short periods and have balloon payments. Under these conditions, straight-line amortization approximates the interest method. We believe the current amortization approximates the effective interest method for the Combined Financial Statements.

The amended form 10-KSB for the year ended December 31, 2005 will be filed once our auditors have been able to review the workpapers as stated in response #1 above. If you have any questions or need additional information, I can be contacted at 206.926.6201.


Sincerely,


/s/ Sunnie Sterling
Sunnie Sterling
Controller